Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LSB Financial Corp.

Commission File No.: 000-25070

On June 4, 2014, Old National Bancorp (“ONB”) held a conference call presentation for analysts and investors regarding its pending acquisition of LSB Financial Corp. The following is the transcript of the presentation, the recording of which has been made available on ONB’s corporate website. The presentation slides referred to in the following transcript were previously filed on June 4, 2014 by ONB pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

Old National Bancorp (ONB) Special Conference Call Transcript

Acquisition of LSB Financial Corp. by Old National Bancorp

June 4, 2014 at 9:15 a.m. Central

Additional Information for Shareholders

Communications in this transcript do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of LSB Financial Corp. (“LSB”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and LSB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from LSB by accessing LSB’s website at www.lsbank.com under the tab “About” and then under the heading “Investor Relations.”

ONB and LSB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LSB in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Information about the directors and executive officers of LSB is set forth in the proxy statement for LSB’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

CONFERENCE CALL TRANSCRIPT

Operator:

Welcome to Old National Bancorp’s Special Conference Call. This call is being recorded, and has been made accessible to the public, in accordance with the SEC’s regulation FD. The call, along with corresponding presentation slides, will be archived for 12 months on the investor relations page at www.oldnational.com. A replay of the call will also be available, beginning at 7:00 AM Central tomorrow, through June 19. To access the replay, dial 1-855-859-2056, conference ID code 55912440. Those participating today will be analysts and members of the financial community.

At this time, the call will be turned over to Lynell Walton, Director of Investor Relations, for opening remarks. Ms. Walton?

Lynell Walton, Old National Bancorp Director of Investor Relations:

Thank you, Jackie, and good morning, everyone. Joining me today on Old National Bancorp’s Special Conference Call are management members Bob Jones and Jim Ryan. Daryl is enjoying a well-deserved vacation, and Chris is presenting at a conference. They’ll not be joining us today.

Some comments today may contain forward-looking statements that are subject to certain risks and uncertainties that could cause the Company’s actual future results to materially differ from those discussed. Please refer to the forward-looking statement disclosure contained on slide 5, as well as our SEC filings, for a full discussion of the Company’s risk factors.

Additionally, certain non-GAAP financial measures will be discussed on this conference call. References to non-GAAP measures are only provided to assist you in understanding Old National’s results and performance trends, and should not be relied upon as a financial measure of actual results.

Reconciliations for such non-GAAP measures are appropriately referenced and included within the presentation.

Moving to slide 6, I’m delighted to announce our acquisition today of LSB Financial Corp, headquartered in Lafayette, Indiana, and parent company to Lafayette Savings Bank, a financial institution with $366 million in assets and $312 million in deposits. LSB’s footprint consists of five full-service branches in Lafayette, and will greatly complement our three current branches in Tippecanoe County. This acquisition is also very consistent with our M&A strategy of transforming our franchise with the expansion into and fill-in of markets with more favorable growth and household income demographics.

For those of you not familiar with Lafayette, please turn to slide 7. Lafayette is one of the more attractive markets within the state of Indiana, and one that we have been looking to expand in for quite some time.

The acquisition boosts our market ranking from 12th to a pro forma third position, in a strong college town that is home to Purdue University and many other well-known business operations. Lafayette also boasts strong population and household income projections.

With that short introduction, I’ll now turn the call over to Bob Jones for more details.

Bob Jones, Old National Bancorp President & CEO:

Great. Thank you, Lynell, and welcome to everybody on the call. As I think about today’s announcement, there’s three key words that really come to mind for me. One is focus. This is very, very consistent with our overall strategy of creating greater relevancy for Old National. We knew what markets we needed to expand into, we knew what partners we’d like to partner with, and clearly, Lafayette and Lafayette Savings Bank represent both of those.

I use the word consistency. This is consistent with everything we’ve told you in terms of where we want to go and how we want to get there. Again, back to creating that relevancy, and really getting to better growth markets. And then, that final word is growth. This is a prudent use of our shareholder capital, as we walk through the financial dynamics, but it will also continue to improve our growth dynamics, both today and in the future.

Turning to slide 9, let me walk through the transaction highlights. I might add, before I do that, that this was a very competitive process. There were a number of banks that were interested. It was a bid-basis auction, and as always, you work hard to make sure you do the right thing. But, I will also tell you that the Board focused an awful lot on the social components that Old National brought to the equation.

The transaction as it stands today is 75% stock, 25% cash and assumes that we’ll issue approximately 3.6 million shares. Just so you know, we do not need to raise any common stock equity to accomplish this transaction, and pricing of $41.67 per share gets you to a total deal value of approximately $66.7 million, at the close of our stock yesterday. 13 times the last 12-months earnings, it’s actually rounded up. The actual number is closer to 12.6, and again, it’s 158% of price to tangible book as of 3/31.

We do believe that this will be immediately accretive in 2015 for $0.03 per share, or $7.5 million. There’s a modest dilution of 2% at closing of our tangible book, and that does include the estimated $8.2 million of pretax M&A charges. We anticipate approximately 40% cost saves, or about $4.4 million, very consistent with other transactions that we’ve announced. The loan mark and the total mark is going to be, in total, 9.5%. As you compare that to our previous marks, we averaged in our last three transactions an average mark of about 14.2%, so you can see the mark is about 50% less than where we’ve been in the past.

And as you move to capital, we’ll remain well-capitalized. It will create some goodwill and intangibles of about $43 million, and again, we don’t anticipate having to raise any additional common equity. We expect to close this in the mid-to-late fourth quarter, so we’ll be getting the full benefit of 2015, again assuming all the necessary regulatory and legal approvals.

Lynell did a great job of setting up the transaction’s rationale, but let me just walk through that again. Again, we laid out a plan with our Board, 10-plus years ago, about being Indiana’s bank, and really creating a relevant franchise throughout the Midwest for a community bank. One of the gaping holes we’ve had in our franchise has really been Lafayette.

Lafayette is a very good economy, a good college town, and again, for those of you who know us, it’s one of those good mid-market cities where our model works in very well. Five branches, this is a bank that’s got over 140 years of tradition of serving this market, and just really good people. I had the opportunity to meet with their team this morning, and I will tell you that they took the news very well, and they’re already out serving their clients and doing the things you would expect them to do.

Obviously, as we continue to go above the $10 billion threshold, this does distance us further from the challenges of the Durbin. As we’ve told you before, we are comfortable that all of the other aspects of being a $10 billion bank are either there or we’re in the process of meeting those. I’ll cover on slide 11 what this does relative to the Durbin side. Again, in terms of financially attractive, $7.5 million in accretion in 2015 and a slight dilution.

I think it’s important to look at the tangible book value earn-back. We approximate that to be about five years. If you look at our last couple of transactions, this is about two years less. Remember, that includes the acquisition costs, but again, a five-year earn-back versus what historically has been closer to seven in the last couple of transactions. We do view this as low-risk. Again, as I’ll talk about, we have dedicated resources already working on integration. We feel very good where we are with Tower, we feel very good where we are with UBMI, and I’ll cover those in a little bit. Again, mid-market. We know the clients, we know the people, we know the institution. The cultures are very complementary, the customer base is one we know.

I’m very excited that Randy Williams, the President of Lafayette Savings Bank, has agreed to stay on as our market President, and their Board has agreed to stay on as our regional advisory board. And I will tell you that the relationship between our board and their board is very strong, and we’re very, very excited about that opportunity.

Turning to slide 11, obviously, as we announced the United transaction, there’s a lot of questions regarding Durbin. If you take United and you take the Lafayette Savings Bank transaction, we pro forma estimate that we’ll be about $11.4 billion to $11.5 billion in assets. If you take what we committed to in terms of anticipated accretion in 2015, you can see with Tower, we gave a range of $0.08 to $0.10, with United $0.06, and then with Lafayette Savings Bank, it’s $0.03 of anticipated accretion. That gives you a range of $0.17 to $0.19 of accumulated accretion.

Durbin, on a full-year impact, after tax, is $0.04 to $0.07, so you can see the $0.17 to $0.19, even on a full-year basis, is more than covered. And, as you remember with Durbin, we will not be affected with Durbin until July of 2015. So really, we only have a half year of Durbin in 2015, which we estimate today at $0.02 to $0.04.

We continue to be cognizant of Durbin, but clearly, as we’ve announced the last two transactions in particular, we feel we’ve more than covered that impact of Durbin. And as I said before, it’s like a mosquito. You can’t do much about it, you’ve just got to live with it. So let me just talk a little bit, moving to slide 12, and I’ll go back to the words I used in the beginning – focus, consistent, and growth, and talk a little bit about our last transactions, most notably Fort Wayne. As you know, we had a little bump in the road, when we had some migration with some very good people. We are now fully staffed, both on the commercial and the mortgage side. Since we last talked to you, following first-quarter earnings, our pipeline in Fort Wayne has increased 50% on the commercial side. I will tell you, we have a very strong team in Fort Wayne today.

Also mentioned we, as you know, closed on the transaction. The mark we brought over — when we announced the transaction, we estimated the mark to be in the range of 14%. After a lot of hard work by our credit team, getting better information in terms of financial statements, etc., and then just timing, we estimate that mark at the close of being in the 6% to 8% range, so you can see a meaningful reduction in the mark, which will help the transaction in terms of goodwill and the earn-back.

UBMI, I would just say, we continue to be very enthused. Today and tomorrow, we actually will be notifying associates at UBMI that will be losing their position. To date, we have had no attrition, and our senior team in UBMI is extremely positive, as is the client base, and we are still very encouraged about where we are up in those great markets of Ann Arbor and around.

So again, those two deals and the other two deals, we met or exceeded expectations, and again, we continue to demonstrate a good track record of performance. And this transaction is meaningful in terms of earnings accretion. We feel very comfortable with the cost saves we’ve got by line item. And both the Lafayette Savings Bank and ourselves, know exactly where those are coming from, and we’ll hold ourselves accountable.

As you all know, when we do transactions, we never talk about revenue growth, but we will be adding additional wealth management folks into Lafayette. We have a very small presence in the wealth area today. We estimate adding two to three more people in this area, as well as being able to gain some of the revenue from our insurance. We have a good strong base here for insurance, but we think there’s more opportunity for that.

Again, we do believe this is an efficient use of your capital. Again, gives us better growth trajectory, continues to create that relevance we’ve talked about as being Indiana’s bank, and really, a leading consolidator in those key markets in the Midwest, where we are situated.

Again, as we talked about, having Randy agree to stay on and work with Bob Smith, who was our market President — Randy will be the market president, Bob Smith will be the senior commercial banker, and I think the two of them, with their expertise and their reputation in this community, we’re very, very excited. Again, a strategic fill-in for us that makes all the sense. It’s really the last hole we had in the state of Indiana, that we really wanted to close, so thus a lot of the reasons for our excitement.

Before I turn it over to Jackie to open it up for questions, I just want to mention that Lynell leaves this afternoon on a non-deal roadshow, and will be out of pocket for the next day or so, so if you have questions post the call, or if you’re listening, Jim Ryan has agreed to fill in for Lynell. Jim’s direct number is 812-465-7262, or jim.ryan@oldnational.com. He will cover as best he can for Lynell, and he’s committed that he will be as responsive as Lynell always is.

So with that, Jackie, we will be glad to open it up for questions. Thank you so much.

Question and Answer Section

Operator: Your first question comes from Chris McGratty, KBW.

Chris McGratty, Keefe, Bruyette & Woods Analyst:

Hey Bob, how’s it going?

Bob Jones, Old National Bancorp President & CEO:

So we’re back in the saddle again?

Chris McGratty, Keefe, Bruyette & Woods Analyst:

You like that, okay, question on new markets. You talked about this being the last hole in Indiana. Does that suggest that in Michigan there is more to come? Where are you allocating your capital, assuming you’re going to continue to do this?

Bob Jones, Old National Bancorp President & CEO:

That’s a great question, Chris. I think Michigan continues to present real opportunity for us. Today, we have over 14% of our assets in Michigan, despite the fact that we just entered that market a little over a year ago, so I think it’s reflective of the economies in Michigan, as well as the opportunity. So Michigan continues to present opportunity, Louisville continues to be an intriguing market for us, as well as

Western Kentucky – Louisville – Lexington. And then, obviously, we’d like to do some in-market transactions to continue to build size in key markets where we don’t have a one or a two market share, even within Indiana. We still believe a core competency of ours is the ability to do transactions and partnerships, and as long as it provides value to our shareholders, we’ll continue to look for those opportunities.

Chris McGratty, Keefe, Bruyette & Woods Analyst:

That’s helpful. And does that suggest that, obviously it’s a pretty small deal for you given the size; could you be more acquisitive in the back half of the year?

Bob Jones, Old National Bancorp President & CEO:

I think as these opportunities present themselves, clearly we can. Obviously, we’ve got to work with our regulators to make sure they are comfortable as we stack these up or queue these up. We believe we have got a process that works, and we have dedicated resources, but given all things being equal, we will continue to look for these opportunities.

Chris McGratty, Keefe, Bruyette & Woods Analyst:

Just a couple of housekeeping questions, and I will jump out. Do you know the timing of the cost saves — or I’m sorry, the timing of the merger charges?

Bob Jones, Old National Bancorp President & CEO:

Most of the merger charges will be in the third and fourth quarter. We anticipate closing and hopefully converting this in the fourth quarter, again regulatory approval there, so you would get most of those charges before the end of 2015 — or 2014, excuse me.

Chris McGratty, Keefe, Bruyette & Woods Analyst:

The lockups of the senior team. Can you tell me how many guys you have locked up, how many levels you have?

Bob Jones, Old National Bancorp President & CEO:

We are going to work with Randy on that, as we speak. Randy is per se locked up, but the way our process works is, we work very closely with the local team.

Kendra Vanzo, as you all may be aware, is our senior HR partner, but she also is now in charge of integration work. There is a reason for doing that, which is the fact that our single most important asset is the people. Kendra will work with Randy and get the key members that he feels we need to retain very quickly.

We learned a lesson in Fort Wayne. I, knock on wood, don’t want to go through that again. Again, we came out the other side fine, but we should have those done here fairly quickly.

Chris McGratty, Keefe, Bruyette & Woods Analyst:

Thanks, Bob.

Operator: Your next question comes from Jon Arfstrom, RBC Capital Markets.

Jon Arfstrom, RBC Capital Markets:

One follow-up, just on capacity. Do you feel like if something attractive does come along, you do have the capacity to go after another transaction?

Bob Jones, Old National Bancorp President & CEO:

We clearly have the manpower. Again, we have got dedicated resources. Tower is converted. UBMI we expect to convert in July, so we have got the capacity. We have clearly got to work with our regulators to make sure they are comfortable, but we have got all of the components, so we just – it’s got to be the right transaction as well.

Jon Arfstrom, RBC Capital Markets:

Ok. In terms of the accretion, without Chris there – I’m sure Chris is listening, but without Chris there – maybe I will ask Jim. Accretion is likely back-end loaded in 2015. Is that the right way to think about it? What I’m trying to get at is what happens beyond 2015, when we look at the transaction?

Jim Ryan, Old National Bancorp Director of Corporate Development and Strategy:

I think we have got pretty modest assumptions. The great news about Mary Jo and Randy, they provide us modest assumptions about their standalone growth opportunities. We have used those, we have obviously thought about those in terms of the context of what we can do together. We see nice growth out into the future. But in terms of our earnings accretion nice steady growth, like we have seen in Bloomington, Columbus, and Fort Wayne.

Jon Arfstrom, RBC Capital Markets:

So, cost saves earlier in the year is the correct assumption?

Bob Jones, Old National Bancorp President & CEO:

We would estimate, assuming the conversion happens in the fourth quarter, we will get close to 75% of those cost savings out yet this year. You have a little bit of trail in the first and second quarter, but I would say the back half of next year, you have got a full run rate. We would hope to get as many of those cost saves out as quickly as possible. It is only fair to the people.

Jon Arfstrom, RBC Capital Markets:

Ok. When do the tangible book value earn-back, I think I know the answer to this, but what kind of balance sheet growth do you assume in that, if any?

Bob Jones, Old National Bancorp President & CEO:

Not a lot. Based on, again, our belief that you don’t build revenue under these assumptions very much. There’s not a lot of growth built into that model.

Jon Arfstrom, RBC Capital Markets:

Ok, and I guess that goes to my last question here. Just the commercial opportunity, they look a little commercial light compared to your overall mix. I’m assuming that is an opportunity for you?

Bob Jones, Old National Bancorp President & CEO:

It is a great opportunity, Jon. There’s a couple of opportunities. I think it’s the C & I side, building upon their reputation, Randy’s reputation, and Bob Smith’s. I’ve talked to them about let’s go out and maybe add to staff, because we think we’ve got a great platform now in the C & I and small business.

One of the great many things that UBMI brought us was that great small business platform, which we think this is a market ripe for that. There’s not a lot built into our projections, but we do think there is pretty good upside. And the fact you take legal lending limit at Lafayette at $6 million, and our in-house limit of $20 million to $25 million, there’s a lot of opportunity to really serve this market well.

Jon Arfstrom, RBC Capital Markets:

Ok, so a potential opportunity like wealth.

Bob Jones, Old National Bancorp President & CEO:

Absolutely.

Jon Arfstrom, RBC Capital Markets:

Ok, all right. Thank you.

Operator: Your next question comes from the line of David Long, Raymond James.

David Long, Raymond James Analyst:

Chris and Jon asked a few of the questions I had in mind. One of them that I still have, Bob, is I know you’ve got a lot of relationships with these smaller community banks throughout your footprint. Is this one of those situations where you have known these guys for a long time, and it just became the right time for them, or was this simply brought to you in the auction process, if you will?

Bob Jones, Old National Bancorp President & CEO:

We have known these guys for a while. We have deep respect for Randy, and even to take it further Mark Bradford, who as you may know is our Bloomington CEO. Mark and Randy go way back. In fact, Mark used to be his auditor at one stage of his career, when Mark was with Crowe.

These relationships – banking is a small circle of friends. You learn very quickly not to irritate anybody, because the reputation gets around. While it was an auction, I think at the end of the day, the Board at LSB really appreciated what we brought to the table, in terms of a commitment to the community and their people.

Our Chairman actually was very involved in this process, and worked very closely with their Board to really sell the culture of Old National. So again, those things are intangible, but they work well as you get into these auctions.

David Long, Raymond James Analyst:

Got it. Thanks.

Bob Jones, Old National Bancorp President & CEO:

Thanks, David.

Operator: The next question is from John Moran, Macquarie Capital.

John Moran, Macquarie Research Equities Analyst:

Just a quick question. On the Fort Wayne Tower deal, I think if I heard you right, it sounds like the mark went from 14% down to 6% to 8% or so, in terms of the range at the close. Presumably, that was all driven by a revaluation of the credit side of that? Is that correct?

Bob Jones, Old National Bancorp President & CEO:

It is. I think it is important, when we announce transactions, we have always said that if we don’t have current financial statements, we’re going to mark the credit down until we get those current statements. Wendell and his team partnered with our folks, did a great job of getting those files brought up to date. They did a great job of working with some of the more distressed credits. It is a great point, John, because one of the things we always talk about, we tend to be very hard marker, grader. When you work through it and when you get to the final close, it becomes a more realistic number.

John Moran, Macquarie Research Equities Analyst:

Got it. Let me take that to the logical tangential conclusion. 9.5% on this transaction, and I know that some of that is rate, and some of that is credit. These guys look reasonably clean and charge-offs here were running 20 basis points or so. Is it fair to say that the hard mark or the hard grader concept applied here in this transaction, even with this being 50% lower versus some of the recent transactions?

Bob Jones, Old National Bancorp President & CEO:

Daryl does not change his stripes very quickly. I think your analysis is probably appropriate.

John Moran, Macquarie Research Equities Analyst:

Got it. Thank you.

Operator: Your next question comes from the line of Peyton Green, Sterne Agee.

Peyton Green, Sterne Agee & Leach Analyst:

It certainly looks like a good deal. The question, though, Bob, on the Fort Wayne business. Where are you all seeing pricing pressure in that market? You mentioned the pipeline was up 50%, but what is the funded balance growth? Is it positive, or is it something?

Bob Jones, Old National Bancorp President & CEO:

It’s positive. We’ve actually, as I think we said on the call, we closed the largest transaction that we have had, we did a $10 million closing right after we closed on the transaction. We are seeing pressure. But again, our local advisory board, led by Keith Busse, has been very engaged.

The good thing about Fort Wayne is they still like to deal with Indiana banks and local banks. We have a good team there, but it is competitive. We feel pretty good about where we are right now in Fort Wayne.

Peyton Green, Sterne Agee & Leach Analyst:

This may be — competitively in the second quarter, how are you seeing pricing on commercial loan spreads, just in general?

Bob Jones, Old National Bancorp President & CEO:

It hasn’t gotten any better. It is very competitive, much like we talked about in the first quarter. Nothing has really changed. We are seeing that our pipeline continues to grow, and that is with some closings.

I do believe there is a lot more optimism in the markets than maybe the data shows. It’s a little bit of what we talked in the first quarter, but it is competitive. Again, I think our brand and our people are working hard at it.

Peyton Green, Sterne Agee & Leach Analyst:

With the optimism in the market maybe not in the newspaper headlines, but do you expect the utilization rate to improve?

Bob Jones, Old National Bancorp President & CEO:

I don’t know that we will see that improve in the next few quarters, because I think you’re still seeing people that historically would have used the working capital line, use cash. What we’re seeing people borrow is more long-term asset funding, whether it be real estate or equipment expansions.

So, I am not real optimistic we’re going to see a lot of line expansion in the intermediate future. I wish, but people seem to still like to use cash for short-term.

Peyton Green, Sterne Agee & Leach Analyst:

Ok. Great, thank you for taking my questions.

Operator: Your next question comes from Stephen Geyen, D.A. Davidson.

Stephen Geyen, D. A. Davidson & Co. Analyst:

You had mentioned the five-year earn-back period on this deal for tangible book value, and some of the previous transactions were closer to seven-year average. I was curious if the Durbin Amendment — the impact of Durbin had a strong consideration in deal values, previous deal values, and how you look at deal values going forward?

Bob Jones, Old National Bancorp President & CEO:

Obviously when you have competition, deal values are different than if you have a negotiated transaction. We are clearly very aware of Durbin, but we’re also — really, our Board holds us accountable more to the long-term strategic value of partners.

I don’t want to go out and do a deal, just to earn money to pay for Durbin. We first look at the strategic value, does it make sense from our overall stated, and that’s why I opened with the words I did on consistency. It is there. We are aware of it. We think — we hope to get past the point where we don’t have to talk about it much anymore.

Stephen Geyen, D. A. Davidson & Co. Analyst:

Got it. Thanks for your time.

Operator: At this time there are no further questions.

Robert G. Jones, President & CEO:

Cool, great. Thank you all. Again, just as a subtle reminder, Lynell will be getting on an airplane here in the next hour or so. We wish her well on our trip; I will be catching up with her. But Jim is available, and we will promise you an answer very quickly. Again, thank you for your interest, and we appreciate your support.

Operator:

Thank you. This concludes Old National’s call. Once again, a replay, along with the presentation slides, will be available for 12 months on the investor relations page of Old National’s website, www.oldnational.com. A replay of the call will also be available by dialing 1-855-859-2056, conference code 55912440. This replay will be available through June 19. If anyone has additional questions, please contact Jim Ryan at 812-465-7262. Thank you for participating in today’s conference call.

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Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between Old National Bancorp (“ONB”) and LSB Financial Corp. (“LSB”). Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and LSB’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and LSB to execute their respective business plans (including ONB’s pending acquisitions of LSB and United Bancorp, Inc.); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this transcript and other factors identified in our Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of the transcript, and neither ONB nor LSB undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of the transcript.